[FEDEX CORPORATION LETTERHEAD]

VIA EDGAR AND FEDEX EXPRESS

August 29, 2012

Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549-5546

Re:	FedEx Corporation

Form 10-K for the year ended May 31, 2012

Filed July 16, 2012

File No. 001-15829

Dear Ms. Cvrkel:

We are in receipt of the Commission’s letter dated August 20, 2012 relating to the above-referenced Form 10-K for the year ended May 31, 2012 (“2012 Form 10-K”). The following are FedEx Corporation’s responses to the Commission’s comments:

Management Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Long-Lived Assets, page 67, and

Note 1: Description of Business and Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page 87

1.	We note that in May 2012, you made the decision to retire from service 18 Airbus A310-200 aircraft and 26 related engines, as well as six Boeing MD10-10 aircraft and 17 related engines. As a consequence of this decision, a noncash impairment charge of $134 million was recorded in the fourth quarter. We also note that the decision to retire these aircraft, the majority of which were temporarily idled and not in revenue service, was to better align the U.S. domestic air network capacity of FedEx Express to match current and anticipated shipment volumes. With regard to the aircraft that were impaired, please tell us and revise your disclosure in future filings to describe how long these aircraft have been idled from revenue service and the facts and circumstances surrounding the timing of the recognition of this impairment charge. As part of your response and your revised disclosure, please also explain why no impairment charges with respect to these aircraft were required prior to the fourth quarter of 2012 when the decision was made to retire the aircraft from service.

Ms. Linda Cvrkel

August 29, 2012

Response: In the normal management of our aircraft fleet, we routinely idle aircraft (and engines) temporarily due to maintenance cycles and adjustments of our network capacity to match seasonality and overall customer demand levels. These aircraft remain on our operations specifications list and are available for revenue service. As disclosed in our accounting policy footnote on page 87 of our 2012 Form 10-K, we operate integrated transportation networks, and accordingly, cash flows for our operating assets are assessed at a network level. We utilize a fleet plan, a long-range forecast of aircraft utilization based on current volume projections combined with planned aircraft deliveries and retirements, to manage our aircraft fleet. This includes making assessments of whether temporarily idled assets will be needed to meet future capacity requirements and remain available for revenue service. The fleet plan is typically updated annually or as facts and circumstances dictate, such as the acquisition of a new aircraft type.

The temporarily idled aircraft subject to the impairment charge had been grounded for varying periods ranging from 1 to 36 months, with the majority being idled less than 12 months. The volume projections and capacity requirements included in our fleet plan forecasted that these aircraft would be returned to revenue service and be used for their entire remaining lives. Accordingly, during the periods that these aircraft were temporarily grounded, they continued to meet the criteria to be classified as “available for use.” As such, no impairment of the aircraft and engines was required, and we continued to record depreciation expense associated with these assets. However, during the fourth quarter of 2012, we updated our fleet plan due to weakening global economic conditions and the introduction of a new aircraft type, the Boeing 767, into our fleet. Based on the updated fleet plan coupled with decreased U.S. domestic demand levels, we concluded that 24 aircraft and associated engines would be permanently removed from revenue service.

The decision to permanently ground these 24 aircraft resulted in their removal from the network asset group. Therefore, these aircraft will have no future cash flows associated with them, and the residual value recoveries from these aircraft are expected to be nominal. The fourth quarter 2012 decision to permanently ground these aircraft resulted in our recording an impairment charge totaling $134 million for the remaining net book value of these aircraft.

We will include a discussion of the length of time that these aircraft have been idled from revenue service and the facts and circumstances surrounding the timing of the recognition of the impairment charge in our fiscal year 2013 Form 10-K. Additionally, we will include a discussion in our 2013 Form 10-K explaining why no impairment charges with respect to these aircraft were required prior to the fourth quarter of 2012 when the decision was made to retire the aircraft from service.

Ms. Linda Cvrkel

August 29, 2012

2.	In a related matter, we note your disclosure in Note 1 on page 86 indicating that in connection with the decision to accelerate the retirement of 54 aircraft and related engines to better align with the delivery schedule for replacement aircraft, you expect an additional $69 million in accelerated depreciation expense in 2013, with a partial offset from the avoidance of depreciation related to the aircraft that have been impaired. With regard to the aircraft on which you intend to accelerate recognition of depreciation, please tell us and explain in your critical accounting policies in future filings whether these aircraft are currently being used in revenue generating activities. If not, please explain why the Company has chosen to accelerate depreciation expense with respect to these aircraft rather than recognizing an asset impairment charge with respect to the carrying values of such assets.

Response: During the fourth quarter of 2012, we identified 31 Boeing MD10-10 aircraft and 18 Airbus A310-200 aircraft that will be retired prior to previous expectations, as a result of the completion of the aircraft fleet planning process described in the response to comment 1 above. These aircraft are currently in revenue service and will remain in revenue service as they are required to meet capacity needs in the interim period prior to the delivery of Boeing 767 and 757 aircraft into our fleet.

Based on the Boeing 767 and 757 delivery schedules, we have shortened the estimated remaining useful lives of these aircraft, which results in the $69 million of accelerated depreciation to be recorded in 2013.

We will revise the critical accounting policies section of our fiscal year 2013 Form 10-K to clarify that these aircraft are currently utilized in revenue service and are being depreciated over their remaining estimated service lives.

FedEx acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda Cvrkel

August 29, 2012

Should you have any questions regarding our responses to the Commission’s accounting comments, please feel free to call John L. Merino, Corporate Vice President and Principal Accounting Officer of FedEx, at (901) 818-7050. All other questions should be directed to Robert T. Molinet, Corporate Vice President — Securities and Corporate Law of FedEx, at (901) 818-7029.

Very truly yours,
FedEx Corporation
/s/ ALAN B. GRAF, JR.
Alan B. Graf, Jr.
Executive Vice President and
Chief Financial Officer

ABG:hcn

cc:	Frederick W. Smith

Christine P. Richards

John L. Merino

Robert T. Molinet

Herbert C. Nappier